CUSIP No. H9060V101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

VectivBio Holding AG

(Name of Issuer)

Ordinary Shares, CHF 0.05 nominal value per share

(Title of Class of Securities)

H9060V101

(CUSIP Number)

Forbion Capital Partners

Gooimeer 2-35,

1411 DC Naarden

The Netherlands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H9060V101

(1)	Name of Reporting Persons: Forbion Growth Opportunities Fund II Coöperatief U.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,129,270
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,129,270

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,129,270
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.2%*
(14)	Type of Reporting Person (See Instructions): OO

*

The percent of class was calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on 62,732,542 shares outstanding as reported in the Issuer’s Registration Statement on Form F-3 (File No. 333-265546) filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. H9060V101

(1)	Name of Reporting Persons: Forbion Growth II Management B.V.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,129,270
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,129,270

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,129,270
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.2%*
(14)	Type of Reporting Person (See Instructions): OO

*

The percent of class was calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on 62,732,542 shares outstanding as reported in the Issuer’s Registration Statement on Form F-3 (File No. 333-265546) filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. H9060V101

(1)	Name of Reporting Persons: FCPM III Services B.V.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,129,270
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,129,270

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,129,270
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.2%*
(14)	Type of Reporting Person (See Instructions): OO

*

The percent of class was calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on 62,732,542 shares outstanding as reported in the Issuer’s Registration Statement on Form F-3 (File No. 333-265546) filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. H9060V101

EXPLANATORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons on July 7, 2022. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 9, 2022, Wouter Joustra, a General Partner at Forbion Capital, was elected as a new member of the Issuer’s board of directors, effective immediately, for a term of office until completion of the 2023 Annual General Meeting of the Issuer.

The Reporting Persons, either directly or indirectly through Mr. Joustra in his capacity as a director of the Issuer, may engage in discussions from time to time with the Issuer’s board of directors, the Issuer’s management or the Issuer’s other stockholders. These discussions may be with respect to (i) acquiring or disposing Ordinary Shares or other securities of the Issuer (collectively, the “Securities”); (ii) maintaining or changing the Issuer’s business, operations, governance, management, strategy or capitalization; or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons may acquire or dispose of Securities through open market transactions, privately negotiated transactions or other methods.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)–(b)	The Reporting Persons currently beneficially own 5,129,270 Ordinary Shares of the Issuer, which represents approximately 8.2% of the outstanding Ordinary Shares of the Issuer based on 62,732,542 shares outstanding as reported in the Issuer’s Registration Statement on Form F-3 (File No. 333-265546) filed with the Securities and Exchange Commission on November 10, 2022.

(c)	On October 18, 2022, Forbion Growth Opportunities Fund II Coöperatief U.A. purchased an additional 1,600,000 Ordinary Shares of the Issuer in an underwritten public offering (the “October 2022 Offering”) at a price per share of $7.50. Except in connection with the October 2022 Offering, none of the Reporting Persons has effected any transaction of the Ordinary Shares of the Issuer during the past 60 days.

CUSIP No. H9060V101

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 13, 2022

FORBION GROWTH OPPORTUNITIES FUND II COÖPERATIEF U.A.

By: Forbion Growth II Management B.V., its director

By: FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ H.A. Slootweg
Name: V. van Houten and H.A. Slootweg
Title: Directors

FORBION GROWTH II MANAGEMENT B.V.

By: FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ H.A. Slootweg
Name: V. van Houten and H.A. Slootweg
Title: Directors

FCPM III SERVICES B.V.

By:	/s/ V. van Houten /s/ H.A. Slootweg
Name: V. van Houten and H.A. Slootweg
Title: Directors